Exhibit 11

STATEMENT RE COMPUTATION OF NET INCOME (LOSS) PER SHARE
Three Months Ended March 31, 2010 and 2009

	Three Months Ended
	March 31,

	2010	2009
	(In thousands of dollars)

BASIC EARNINGS PER SHARE

Average common shares outstanding	124,889	123,999

Net loss	$(150,091)	$(184,560)

Basic loss per share	$(1.20)	$(1.49)

DILUTED EARNINGS PER SHARE

Adjusted weighted average shares outstanding:
Average common shares outstanding	124,889	123,999
Common stock equivalents	-	-

Adjusted weighted average diluted shares outstanding (1)	124,889	123,999

Net loss	$(150,091)	$(184,560)

Diluted loss per share	$(1.20)	$(1.49)

(1) Under current accounting guidance for the three months ended March 31, 2010 and 2009 the diluted weighted-average shares are equivalent to the basic weighted average shares due to a net loss from continuing operations.